CREDIT CARD PROGRAM AGREEMENT

This Credit Card Program Agreement ("Agreement") is made and entered into as of the 30th day of January, 2003, by and between Household Bank (SB), N.A. (herein "Household"), with its principal place of business at 1111 Town Center Drive, Las Vegas, NV 89144 and Gottschalks Inc., a Delaware corporation (herein "Merchant"), with its principal place of business at 7 River Park Place East, Fresno, California 93720. In consideration of the mutual promises, covenants, and agreements set forth below and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Merchant and Household agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1   Definitions.

In addition to the words and phrases defined above, the following words and phrases shall have the following meanings:

"Account" means a private label revolving credit card account established by or assigned to Household for the Cardholder to be used by the Cardholder to finance the purchase of Goods from Merchant pursuant to the terms of the Cardholder Agreement and specifically excludes debit card accounts and gift card accounts.

"Affiliate" means, with respect to Household and Merchant, respectively, any entity that is owned, controlled by, owns, controls, or is under common control with, Household or Merchant respectively. For purposes of this definition, "control" of any entity shall mean the possession, directly or indirectly, of the power to direct or cause the direction of its management or policies, whether through ownership of voting securities, by contract, or otherwise.

"Amortization Period" means the period from and including the Closing Date to, but excluding, the fifth (5th) anniversary of the Closing Date, as such period may be adjusted from time to time by Agreement between the parties.

"Applicable Law" means collectively or individually any applicable law, rule, regulation or judicial, governmental or administrative order, decree, ruling, opinion or interpretation.

"APR" means annual percentage rate.

"Arbitrator" has the meaning given to it in Section 12.23.

"Authorization" means permission from Household to make a Card Sale.

"Authorization Center" means the facility designated by Household as the facility to provide authorization to Merchant to make Card Sales.

"Base LIBOR" means 1.56%.

"Business Day" means any day except Saturday or Sunday or a day on which banks are closed in the State of Nevada.

"Card" means a private label credit card issued for the Program.

"Cardholder" means (i) the person in whose name an Account is opened, and (ii) any other authorized users of the Account and Card.

"Cardholder Agreement" means as to any Account, the related agreement between the Cardholder and Household, governing the terms and conditions of such Account, as such agreement may be amended from time to time by Household.

"Cardholder Information" means information of a Cardholder that Household is permitted under the GLBA Privacy Law to share with a participant in a private label credit card program.

"Cardholder List" means any list (whether in hard copy, in magnetic tape format or other form) identifying Cardholders, including any list of the names, addresses or telephone numbers.

"Card Sale" means any sale of Goods by Merchant to a Cardholder that is charged to an Account and that is subject to a Cardholder Agreement and this Agreement.

"Chargeback" means the return to Merchant and reimbursement to Household of a Card Sale for which Merchant was previously paid pursuant to Section 7.

"Closing Date" shall have the meaning assigned to it in the Purchase and Sale Agreement.

"Conversion Date" shall have the meaning assigned to it in the Interim Servicing Agreement.

"Credit Slip" means evidence of a credit in a paper or electronic form for Goods purchased from Merchant.

"Dispute" means any dispute, controversy or claim arising out of or relating to this Agreement, whether based on contract, tort, statute or other legal or equitable theory (including without limitation, any claim of fraud, misrepresentation or fraudulent inducement or any question of validity or effect of this Agreement including this clause) or the breach or termination thereof.

"Effective Date" means January 31, 2003, or the date on which Household commences providing services and extending credit to Cardholders whose Accounts Household acquired from Merchant or Merchant's Affiliate.

"Fee Letter" has the meaning given to it in Section 3.3.

"GLBA Privacy Law" has the meaning given to it in the Purchase and Sale Agreement.

"Goods" means department store merchandise offered by Merchant, including without limitation, apparel, cosmetics, shoes, jewelry, china, small electrics, housewares, furniture, and other related products and services sold by Merchant in the ordinary course of Merchant's business to individual consumers for personal, family or household purposes.

"JAMS" has the meaning given to it in Section 12.23.

"LIBOR" means the Business Daily average, for the applicable calendar month, of the one (1) year London Interbank Offered Rate as published by Bloomberg Financial Markets.

"Merchant's Deferred Billing Program" means Merchant's current "No Interest, No Payment Promotional Credit Plan".

"Month" means a calendar month unless used in connection with a Promotional Credit Plan period.

"Net Value Added Services Charges" means for any calendar month, the aggregate of collected fees from Value Added Services, but in no case shall the term include any Cardholder related fees, including without limitation, direct check fees, non-sufficient fund fees, or customer services fees, or amounts which qualify as Net Cardholder Charges. For any period less than a full calendar month, Net Value Added Services Charges for such period shall be a pro rata portion of the Net Value Added Services Charges for the entire calendar month based on the number of days elapsed in such period.

"Prime Rate" means the highest Prime Rate published in The Wall Street Journal "Money Rates" section.

"Prepaid Program Fee" shall have the meaning set forth in the Purchase and Sale Agreement.

"Program" means the private label revolving credit card program associated with Merchant whereby Accounts will be established and maintained by Household, Cards will be issued by Household to qualified consumers for the purchase of Merchant's Goods, and Card Sales funded all pursuant to the terms of this Agreement.

"Program Fee" shall have the meaning set forth in Section 3.3.

"Promotional Credit Plan" means a same as cash (SAC) credit plan or such other credit plans which have terms other than the standard or delinquency credit terms defined in Article 4 below as may be offered to customers upon mutual agreement of the parties, including without limitation, Merchant's Deferred Billing Program.

"Proprietary Designations" means name, logo, trademarks, servicemarks and any other proprietary designations.

"Purchase and Sale Agreement" means the Purchase and Sale Agreement dated as of the date hereof by and among Household, Merchant and Gottschalks Credit Receivables Corporation.

"SAC" means a Same as Cash Promotional Credit Plan without payments.

"Sales Slip" means evidence of a Card Sale in paper or electronic form for Goods purchased from Merchant.

"Servicing Agreement" means the Interim Servicing Agreement, dated the date hereof, between Household and Merchant.

"SNAP" means System for New Account Processing operated by Household, which is used to process applications for an Account.

"Store" means at any time, the retail stores then operated by Merchant or its Affiliates. "Store" shall also include (i) any location or operation which sells by mail order or over the telephone or Internet (including third party Internet portals to which the aforementioned retail stores or other stores operated by the Merchant or its Affiliates that are linked using one or more Merchant Proprietary Designations), and (ii) any department within a Store location operated by an unrelated party pursuant to a license, lease or sub-lease from the Merchant or its Affiliates during the term of such license, lease or sub-lease.

"Unearned Prepaid Program Fee" means, at any time, the amount computed in accordance with Section 11.3.

"Value Added Services" shall have the meaning set forth in Section 2.4.

"Terminal" means an electronic terminal or computer capable of communicating by means of an on-line or dial-up electronic link with an Authorization Center.

ARTICLE II

SCOPE AND PURPOSE

Section 2.1   General Parameters.

Subject to the terms and conditions of this Agreement, Household and Merchant hereby establish the Program and shall participate in the Program during the term of this Agreement for the purpose of extending revolving credit with respect to Accounts for the purchase of Goods from Merchant. Household, a credit card bank in the business of providing revolving credit financing pursuant to a credit card, has agreed to provide financing under the Program to individual qualified consumers purchasing Merchant's Goods pursuant to the terms and conditions set forth in this Agreement.

Section 2.2   Forms and Cards.

From and after the Conversion Date, Household will (at Household's expense) provide to Merchant standard applications, cardholder agreements, and other forms from time to time for use by Merchant in the Program, and will provide Cards to Cardholders, which documents may be changed from time to time by Household. Household and Merchant have mutually agreed on the form and content of Sales Slips and Credit Slips, which shall be printed by Merchant at

Merchant's expense. Household shall, on a monthly basis, calculate the number of applications submitted to Household as compared to the number of applications that have been supplied to Merchant (other than the applications initially supplied to Merchant) and, if the number of applications supplied is likely to exceed the number of applications submitted to Merchant for such fiscal quarter by at least ten percent (10%), Household shall notify Merchant of such potential excess. The cost of the applications that have been supplied but not submitted in excess of ten percent (10%) shall be subject to reimbursement by Merchant at the end of such fiscal quarter. Household and Merchant shall agree upon the design of Cards and billing statements, which from and after the Conversion Date, shall be printed, manufactured and distributed by Household at Household's expense; provided, however, that statement inserts promoting Merchant's products will be included in such billing statements, shall be in a form and substance mutually agreed upon by the parties (other than the content of such statement inserts, which content shall be determined solely by Merchant) and Merchant shall be solely responsible for the production costs of such statement inserts. From and after the Conversion Date, Household shall maintain and issue the following Cards (in addition to other Cards agreed to by Household and Merchant): (i) Gottschalks Card; (ii) Gottschalks Gold; (iii) 55 Plus; and (iv) 55 Plus Gold (the "Current Cards"). No changes shall be made to the design or logo of the plastics of the Current Cards without the prior consent of Merchant. The terms and conditions set forth on the applications, agreements, and other forms shall be determined by Household, subject to Article 4 below, and are subject to change by Household from time to time.

Section 2.3   Credit Review; Ownership of Accounts.

From and after the Conversion Date, all completed applications for Accounts submitted by Merchant to Household, whether mailed, telephoned or electronically transmitted, will be processed and approved or declined in accordance with such credit criteria and procedures established from time to time by Household, with Household having and retaining all rights to reject or accept such applications. Household will only accept applications for revolving credit pursuant to the credit card it issues for individual, personal, family or household use. As of each Closing Date and each date it issues a Card, Household or its Affiliates shall own the Accounts and, subject to the terms and conditions of the Purchase and Sale Agreement, shall bear the credit risk for such Accounts. Household shall not be obligated to take any action under an Account, including making future advances or credit available to Cardholders other than on the terms specified in the Cardholder Agreement. Household shall not be obligated to accept applications for a Card or to approve any Card Sale for consumers who do not have their principal residence and billing address in the United States or Canada.

Section 2.4   Card Promotions, Services and Enhancements.

Household and Merchant may from time to time mutually agree to offer to existing or potential Cardholders Promotional Credit Plans, additional services and/or enhancements (the "Value Added Services"). The terms of such promotions, services and enhancements shall be mutually agreed upon by Household and Merchant. Household will reasonably cooperate with respect to mailings related thereto; the costs of which will be borne by Merchant. Upon request by Merchant, Household will provide Merchant with reasonable access to certain Cardholder

Information contained on Household's system. Merchant covenants to only use such Cardholder Information in compliance with the GLBA Privacy Law and Merchant's own privacy policy.

Section 2.5   **Exclusive Relationship.**

During the term of this Agreement, Merchant shall cause each Store to honor Cards for purchases of Goods in accordance with the terms and conditions set forth in this Agreement. Merchant agrees to make Household its sole and exclusive private label credit card provider during the term of this Agreement. Merchant shall not issue, arrange to issue, or accept any other private label credit card or co-branded credit card other than the Card under any of Merchant's names or logos.

ARTICLE III

COMPENSATION, SETTLEMENT, AND FUNDING

Section 3.1   **Acceptance, Offset and Funding.**

Subject to the terms, conditions, warranties and representations in this Agreement and provided that Merchant has satisfied all of the conditions set forth in this Agreement, Household agrees to pay to Merchant the amount of each valid and authorized Sales Slip or Card Sale presented to Household during the term of this Agreement, less the amount of the fees, charges, and discounts described below, outstanding Account balances for Sales Slips subject to Chargeback, reimbursements, refunds, customer credits and any other amounts owed to Household by Merchant under this Agreement. Household may also offset or recoup said amounts from amounts owed to Merchant under this Agreement on the date such payment from Merchant to Household is due and payable. Any amounts owed by Merchant to Household that cannot be paid by the aforesaid means shall be due and payable by Merchant on demand. Subject to Merchant's right to dispute in good faith any amounts owed Household under this Agreement and provided that Merchant is actively pursuing such dispute, if Merchant fails or refuses to pay any amounts owed to Household under this Agreement after Household provides thirty (30) days' notice to Merchant, Household may cease authorizations for and the funding or acceptance of any Sales Slips or Card Sales or the processing of applications for an Account. Any payment made by either party to the other party shall not be final but shall be subject to subsequent review and verification by such other party. Household's liability to Merchant with respect to the funding or processing of any Card Sale, Sales Slip or Credit Slip shall not exceed the amount on the Sales Slip or Credit Slip in connection with such transaction. In no event shall either party be liable for any incidental or consequential damages. Merchant shall deliver to Household a daily settlement sheet by 11:00 a.m. Central time, on the first Business Day following the date covered by each such sheet. The form of such daily settlement sheet shall be mutually agreed to by the parties. From and after the Conversion Date, funding of each day's net daily settlement amount shall be made by wire transfer of immediately available funds to the account designated by the party receiving such payment no later than 3:00 p.m. Central time on the Business Day on which the daily settlement sheet is provided pursuant to this Section 3.1 if the transmission of such previous day's transactions is received by 6:00 a.m. Central Time; provided, that if the transmission is received later than 6:00 a.m. Central Time, then funding shall occur on the first (1st) Business Day after said transmission. In addition to any other rights and remedies available to a party under this Agreement, in the event that the party obligated to make payment hereunder fails to make any such funding payment by the time required herein (which failure is caused by a factor within such party's control), and such delay results in the party receiving such payment being unable to invest such funds overnight, the next day's daily settlement sheet shall include interest on such delayed payment amount (plus such delayed payment amount if such amount shall have not been paid), calculated on the basis of an interest rate equal to the Federal Funds Interest Rate, divided by three hundred and sixty (360) for each day such amount is overdue.

Merchant acknowledges and agrees that (i) Household is paying Merchant for Sales Slips in advance before Household can determine whether such Sales Slips are subject to Chargeback, (ii) as a result, Household's payment to Merchant is conditioned upon, and in reliance on, Merchant's agreement to permit Household to recoup Chargebacks and other overpayments from fundings payable to Merchant under this Agreement for subsequently presented Sale Slips, and (iii) due to the ongoing reconciliation process implemented under this Agreement, the reduction of current fundings by the amount of Chargebacks and other amounts owing by Merchant to Household constitutes a single integrated transaction.

Section 3.2   Discounts.

Each Sales Slip or Card Sale generated pursuant to a regular plan or Promotional Credit Plan shall be subject to a discount fee as set forth herein. The initial discount fees shall be as follows:

Type of Plan	Discount Fee
Regular	0%
6 month SAC	2.90%
6 month no interest, no payment	4.10%

The Promotional Credit Plan discount fees shall be adjusted based upon changes in Base LIBOR and shall be determined annually on each anniversary of the Effective Date beginning with the first anniversary of the Effective Date of this Agreement (the "Adjustment Date"). The "Adjustment" shall be equal to the result of a multiplier ("Multiplier") multiplied by the difference, if any, in the LIBOR determined as of the Adjustment Date ("Current LIBOR") from Base LIBOR ("LIBOR Spread"). The Multiplier will be equal to 0.2 for a 3-month promotion and 0.4 for a 6-month promotion. The Current LIBOR shall be determined by the average LIBOR for the month prior to the Adjustment Date. The new Promotional Credit Plan discount fee shall be effective as to all Promotional Credit Plan volume accepted and funded by Household for the next 12 months starting the month immediately after the applicable Adjustment Date. The new Promotional Credit Plan discount fee shall be determined by adding or subtracting the Adjustment to or from the initial Promotional Credit Plan discount fee for each Promotional Credit Plan. For example, if the Current LIBOR on the Adjustment Date is 1.66% and Base LIBOR was 1.56%, the Promotional Credit Plan discount fee for a 6 Month Same as Cash/Delayed Monthly payment ("6 Month SAC/DMP) Promotional Credit Plan for a sale amount of $1,000 would be calculated as follows: 1.66% (Current LIBOR) minus 1.56% (Base LIBOR) = .10% (LIBOR Spread); .4 (Multiplier for a 6 month promotion) times .10% (LIBOR Spread) = .04% (Adjustment). 2.90% (6 Month SAC/DMP Promotional Credit Plan for sale amount of $1,000 discount fee) + .04% (Adjustment) = 2.94% (new discount fee for 6 Month SAC DMP Promotional Credit Plan for sale amount of $1,000).

Merchant shall be entitled to a refund of the discount fees if the Card Sale is canceled or the Goods are returned or canceled within thirty (30) days of the date of the Card Sale. Merchant shall not be entitled to a refund of the discount fees if the Card Sale is canceled or the Goods are returned or canceled thirty (30) days or more after the date of the Card Sale.

Section 3.3   Program Fee.

The Program Fee (as defined in the Fee Letter) payable by Household to Merchant under this Agreement and the circumstances under which such fee will be paid is set forth in the Fee Letter, dated the date hereof, between Merchant and Household (the "Fee Letter").

Section 3.4   Other Revenue.

The Other Revenue (as defined in the Fee Letter) payable by Household to Merchant under this Agreement and the circumstances under which such amounts will be paid is set forth in the Fee Letter, dated the date hereof, between Merchant and Household (the "Fee Letter").

Section 3.5   Sales, Gross Receipts and Privilege Tax Refunds, Deductions and/or Credits.

Merchant agrees that Household may, at its own expense, file refunds ("Refunds") or deductions, credits, amended returns or audit offsets (collectively "Credits") ("Refund" and "Credit" are sometimes referred to as "Claims") during the term with respect to sales tax, gross receipts tax, transaction privilege tax, or other similar tax imposed on sales of tangible property attributable to any Accounts in states (and local jurisdictions) designated by Household (i) the balances of which have been charged off by Household for federal income tax purposes, (ii) which were or are owned by Household, and (iii) which were originated with customers of Merchant who financed their retail purchases through Household. Except as is otherwise provided in this Agreement, all Accounts that are the subject of this Section were either acquired by Household or received by Household by assignment without recourse. In the event Household files for Refunds or claims Credits, Merchant shall use commercially reasonable efforts to provide Household within sixty (60) days of Household's written request all information reasonably requested by Household to support or verify the Claims, including but not limited to information contained in Merchant's state or federal income tax returns or from Merchant's computer systems. If a Refund is to be claimed in California or any other state that requires an election form to be filed as a condition to receiving a Refund, Merchant agrees to provide and execute an election form in the form attached as Exhibit A or in such other form as is required by Household or the California State Board of Equalization or other state regarding Merchant. Household shall be entitled to retain 100% of all Refunds or Credits received from the Claims. Household shall indemnify and hold Merchant and its subsidiaries or Affiliates and their respective officers, employees, agents and directors harmless from any Losses (including, without limitation, any taxes) resulting from any Claims.

ARTICLE IV

ACCOUNT TERMS

Section 4.1   Annual Percentage Rates.

The APR to be charged on purchases with a Card shall be variable based on the Prime Rate on the first or last day of a Month (as determined by Household) plus 15.9% (but not lower than 21.9%) for the Standard APR, or the Prime Rate plus 19.9% (but not lower than 25.9%) for the Default APR. Notwithstanding the foregoing, the APR shall not exceed the maximum interest rate allowable by Applicable Law and shall be subject to change from time to time by Household; provided, however, that Household shall provide Merchant with 30 days' prior written notice of any such change and the right to review all appropriate reports and other information detailing Household's basis for such proposed change.

Section 4.2   Minimum Payments.

From and after the Effective Time, except for Promotional Credit Plans, the minimum monthly payments required from a Cardholder shall be the greater of $15 or 10% of the Cardholder's Indebtedness and shall be subject to change from time to time by Household; provided, however, that Household shall provide Merchant with 30 days' prior written notice of any such change and the right to review all appropriate reports and other information detailing Household's basis for such proposed change.

Section 4.3   Late Fee.

If a Cardholder does not make a minimum monthly payment when due, a late fee of $29 will be assessed. Upon agreement of the parties, and upon Merchant's agreement to a concurrent adjustment of the Program Fee to share any increased fee revenue, a tiered late fee schedule may be instituted based on the size of the Cardholder's balance. Late fees shall be subject to change from time to time by Household upon notice to Merchant; provided, however, that Household shall provide Merchant with 30 days' prior written notice of any such change and the right to review all appropriate reports and other information detailing Household's basis for such proposed change. Household may, at its option and upon evaluation of an Account, grant such late fee waivers as are deemed reasonable by Household.

Section 4.4   Overlimits.

Authorization of Card Sales which exceed a Cardholder's established credit limit will be granted or declined in accordance with Household's credit and underwriting criteria and procedures, as may be amended or modified from time to time by Household. Household acknowledges that (i) it is currently entitled to charge a fee for any grant of credit in excess of a Cardholder's established credit limit, (ii) it does not currently exercise its right to charge such a fee with respect to any Cardholder and (iii) it has no intention to charge any such fee in the future. If Household determines to change its current practice of not charging such a fee, it shall provide Merchant with 30 days' prior written notice of any such change and the right to review all appropriate reports and other information detailing Household's decision to charge such a fee.

Section 4.5   Reward Program.

The parties acknowledge that Merchant currently operates the Gottschalks Reward Program pursuant to which Cardholders accrue points for net Card Sales and based on such points receive, from time to time, a rebate in the form of a coupon which may be used toward the purchase of Goods ("Preexisting Reward Program"). The parties agree that Household shall have no liability or obligation with respect to the obligations arising under, or the costs of the operation of, the Preexisting Reward Program prior to the Effective Date. Merchant shall defend, indemnify and hold harmless Household against any claims related to such liabilities or obligations.

Household and Merchant agree as of the Effective Date to continue the operation of the Preexisting Reward Program (such program after the Effective Date, the "Reward Program"). Except as otherwise mutually agreed upon by the parties, the parties agree that the Reward Program will be substantially similar to the Preexisting Reward Program. From and after the Effective Date, Household shall be, except as set forth below, responsible for the management of the Reward Program and any costs associated with such Reward Program, excluding the amounts of any rewards, including without limitation, notification to Cardholders of the amount of points accrued. The management of the Reward Program shall include, without limitation, maintaining records of cumulative net card sales purchases by each Cardholder for purposes of determining the accrued Cardholder rewards. The amount of any coupons and the frequency of issuance shall be mutually agreed upon by Household and Merchant with respect to any new Reward Program. Coupons may be redeemed by Cardholders whose Accounts are in good standing. Merchant shall be responsible for the costs associated with the printing, production and mailing of the coupons. Any additional costs associated with the Reward Program shall be mutually agreed upon by the parties in advance of either party incurring such costs.

Merchant shall indemnify and hold harmless Household against any claims related to the redemption or failure to redeem the coupons, or with respect to any Goods, or other related services purchased by a Cardholder utilizing such coupons.

ARTICLE V

OPERATIONAL RESPONSIBILITIES

Section 5.1   Consumer Transactions.

Merchant shall honor all valid Cards without discrimination, when properly presented by Cardholders for payment of Goods.

Section 5.2   Surcharges.

Merchant shall not require, through an increase in price or otherwise, any Cardholder to pay any surcharge at the time of sale or pay any part of any charge imposed by Household on Merchant.

Section 5.3   Promotion of Program.

Merchant shall actively promote the Program. To the extent Merchant displays materials for credit or charge cards issued by other parties, it shall display the advertising and promotional materials relating to the Card in a manner and with a frequency equal to or greater than that accorded any other third party credit or charge card. Merchant shall prominently display at each of its locations, if appropriate, advertising and promotional materials relating to the Card, including, without limitation, take-one applications for the Card and use or display such materials in accordance with any specifications mutually agreed to by Household and Merchant. Such materials shall be used only for the purpose of soliciting accounts for the Program. Merchant shall include a link on its web site to the Household web site, and include language approved by Household notifying visitors that they may complete an application for a Card via the Internet by clicking on such link. Any solicitation, written material, advertising or the like relating to the credit terms and credit products offered pursuant to the Program shall receive Household's prior review and written approval (which approval shall not be unreasonably withheld by Household). If Household prepares any such material at Merchant's request, Household will charge Merchant and Merchant agrees to pay for the reasonable costs of any such material. Such review and approval by Household shall be limited to the review and approval of the credit terms and credit products and shall not be construed as review or approval of any advertising or solicitation materials for any other purpose or for compliance with any provisions of any local, state or federal advertising laws not related to credit terms or credit products. Following termination of this Agreement, Merchant shall not use any such materials.

Section 5.4   Forms.

Subject to Section 2.2 above with respect to Sales Slips and Credit Slips, Merchant shall use only the form of, or modes of transmission for, applications, agreements, Sales Slips and Credit Slips as are provided or agreed to by Household, and not use any applications, agreements, Sales Slips, and Credit Slips provided or agreed to by Household other than in connection with an application for a Card or a Card transaction. When provided by Household with a new edition of forms with the instruction to replace the previous editions with the new editions by a certain date, Merchant shall do so in accordance with the instructions.

Section 5.5   Applications.

Merchant shall, with respect to paper applications that it accepts in its stores:

(a)   make sure all information requested on the application is complete and legible;

(b)   obtain the signature on the application of all persons whose name will appear on the Account or will be responsible for the Account, other than persons who are responsible solely as a result of the operation of community property laws;

(c)   give the applicant the initial disclosures at the time of signing the application/agreement prior to the first transaction under the Account;

(d)   obtain and provide verification of the applicant's identity and current address by (i) witnessing the signature on the application of each person whose name will appear on the Account or who will be responsible for the Account; and (ii) reviewing one of the following: a current drivers license containing the applicant's photo and current residence as listed on the application, or a current government issued identification card containing the applicant's photo and current residence as listed on the application, or a valid US Government issued military identification, or a valid United States Passport containing the applicant's photo; and (iii) reviewing an unexpired major credit card (e.g., American Express, VISA, MasterCard, Sears, Discover or major department store or oil company credit card) or another form of government document containing the applicant's name and signature (e.g., social security card) and comparing the signature on such credit card with the signature on the application and/or Sales Slip; and (iv) recording on the application where designated the drivers license number or the card type, card account number (where permissible) and expiration date of such credit card identification. If the address on the photo identification does not match the address on the application, Merchant shall take all steps reasonably requested by Household to verify the applicant's identity.

(e)   provide all information required by Household for approval of applications and legibly insert the Account number and approval number on the application in the designated area; and

(f)   send the actual original approved signed application to Household at an address designated by Household within ten (10) Business Days of approval of the application by Household.

Section 5.6   Sales Slips.

Merchant shall, with respect to Sales Slips:

(a)   enter legibly or capture electronically on a Sales Slip (prior to obtaining the Cardholder's signature for in store sales) (i) a description of all Goods purchased in the same transaction in detail sufficient to identify the transaction; (ii) the date of the transaction; (iii) the Authorization number; (iv) the entire amount due for the transaction (including any applicable taxes); (v) if applicable, the promotional credit plan; (vi) Cardholder's name; (vii) the last three digits of the Account number; and (viii) Merchant's name and address;

(b)   **REQUEST AUTHORIZATION FROM HOUSEHOLD'S AUTHORIZATION CENTER UNDER ALL CIRCUMSTANCES.** (Household may refuse to accept or fund any Sales Slip that is presented or transmitted to Household for payment more than sixty (60) days after the date of Authorization of the Card Sale). Merchant agrees not to divide a single transaction between two or more Sales Slips or between a Household Sales Slip and a sales slip for another credit provider. If Authorization is granted, legibly enter the Authorization number in the designated area on the Sales Slip. If Authorization is denied, Merchant will not complete the transaction and follow any instructions from the Authorization Center;

(c)   In the event electronic authorization is not available and/or Merchant is unable to capture electronically on a Sales Slip the information in Section 5.6(a), Merchant shall call Household for an authorization and enter legibly on the Sales Slip sufficient information to identify the Cardholder and Merchant, including at least, Merchant's name and address, the Cardholder's name, Authorization number, Account number and the effective date, if any, on the Card. Merchant shall be deemed to warrant the Cardholder's true identity as an authorized user of the Card;

(d)   for in store sales, obtain the signature of the Cardholder on the Sales Slip, compare the signature on the Sales Slip with the signature panel of the Card, or if the Cardholder does not have his/her Card, verify the identity of the Cardholder as provided in Section 5.5(d), and if identification is uncertain or if Merchant otherwise questions the validity of the Card, contact Household's Authorization Center for instructions. For telephone orders (TO), mail orders (MO), or Internet Order (IO), the Sales Slip may be completed without the Cardholder's signature and a Card imprint, but Merchant shall, in addition to all other requirements under this Section 5.6, enter legibly on the signature line of the Sales Slip the letters TO, MO, or IO, as appropriate, and not provide Goods after being advised that the TO, MO, or IO has been canceled or that the Card is not to be honored;

(e)   BE RESPONSIBLE FOR REQUESTING IDENTIFICATION OF THE CARDHOLDER OR AUTHORIZED USER OF THE CARD;

(f)   not present the Sales Slip or transmit the sale to Household for funding until all Goods are provided to the Cardholder's reasonable satisfaction or the Goods are shipped directly to the Cardholder. However, if all or a portion of the Goods are to be provided at a date later than ten (10) days from the date of the Card Sale, and the Merchant requires a deposit, then the Cardholder is to sign separate Sales Slips, one of which represents a "deposit" and the second of which represents payment of the "balance." The "deposit" Sales Slip may be presented for payment in Merchant's normal course, the "balance" Sales Slip is to be presented for payment only upon provision of all Goods, and in addition to the other applicable requirements specified in this Section 5.6, Merchant shall (1) enter legibly on the Sales Slips the word "deposit" or "balance", as appropriate, and (2) enter legibly the Authorization number on both Sales Slips for the amount of each transaction. Household may, however, require Merchant to discontinue submitting separate Sales Slips at any time and only submit Sales Slips after all Goods are provided to the Cardholder's reasonable satisfaction. If the Card Sale is canceled or the Goods canceled or returned the Sales Slip is subject to Chargeback;

(g)   enter the Card Sale into the Terminal; and

(h)   except with respect to telephone orders, mail orders, and Internet orders, deliver a true and completed copy of the Sales Slip to the Cardholder at the time of delivery of the Card Sale.

Section 5.7   Credit Slips.

Merchant shall not make any refunds without asking the customer the method of payment by which the original purchase was made and Merchant shall make such refund using the same tender as was used for the original purchase. Merchant shall not knowingly make any cash refund on a Card Sale but shall complete and deliver promptly to Household a Credit Slip evidencing a refund or adjustment and deliver to the Cardholder a true and complete copy of the Credit Slip showing such refund or adjustment at the time the refund or adjustment is made if Goods are returned, any Card Sale is terminated or canceled, or Merchant allows any price adjustment. Merchant shall sign and date each such Credit Slip and include thereon a brief description of the Goods returned, Card Sale terminated or canceled, or adjustment made, Authorization number, Cardholder's name, and the last three digits of the Account number, and the date and amount of the credit, all in sufficient detail to identify the transaction. Merchant shall legibly reproduce on each Credit Slip the embossed legends from the Card.

Section 5.8   <u>Cardholder Payments and Endorsement.</u>

Merchant agrees that Household has the sole right to receive payments on any Sales Slip or Card Sale funded by Household and such payments shall constitute the property of Household. Unless specifically authorized in writing by Household, Merchant agrees not to make any collections on any such Sales Slips or Card Sale. Merchant agrees to hold in trust for Household any payment received by Merchant of all or part of the amount of any such Sales Slip or Card Sale and to use commercially reasonable efforts not to commingle any such payment with other funds of Merchant and to net such payment against any amounts owing from Household to Merchant via the daily settlement sheet described in Section 3.1. Merchant agrees that Merchant shall be deemed to have endorsed any Sales Slip, Credit Slip, or Cardholder payments by check, money order, or other instrument made payable to Merchant that a Cardholder presents to Household in Household's favor, and Merchant hereby authorizes Household to supply such necessary endorsements on behalf of Merchant.   Merchant may accept in-store payments from Cardholders subject to this <u>Section 5.8</u> and shall provide Cardholders with a receipt for any such payments if possible.

Section 5.9   <u>Written Complaints.</u>

Merchant shall within ten (10) Business Days of receipt provide Household with a copy of any written complaint from any Cardholder concerning an Account.

Section 5.10   <u>Operating Procedures.</u>

Household may from time to time make reasonable requests to Merchant regarding operating procedures in order to ensure the smooth operation of the Program. Merchant agrees to use its best efforts to abide by such requests.

Section 5.11   <u>Merchant Business Practices.</u>

Merchant agrees to provide adequate services in connection with each Card Sale pursuant to standard customs and trade practices and any applicable manufacturer's warranties, and to provide such replacement goods or take such other corrective actions as may be required by Applicable Law.

Section 5.12 **Presentation of Sales Slip or Credit Slips.**

Merchant shall present a Sales Slip or Credit Slip to Household or such other entity designated by Household upon Household's demand at Merchant's cost provided such request is made within five (5) Business Days of the request and only in connection with a customer service issue, dispute or matters related thereto.

Section 5.13 **Change in Terms.**

Merchant shall mail the initial change in terms notices as provided by Household to those Cardholders designated by Household. Household and Merchant shall each pay one-half of all costs and expenses incurred in connection with such initial mailing. When possible, Merchant shall provide the initial change in terms notices via billing statement, messages, or inserts. Such change in terms notices shall be effective on such date as is necessary to comply with Applicable Law.

Section 5.14 **Service Level Agreement.**

Household and Merchant agree to enter into a service level agreement within thirty (30) days of the date of this Agreement which shall specify minimum call center hours of operation, target wait times, penalties for non-compliance and other terms, which terms shall be mutually agreed upon but substantially similar to the terms and levels Household offers merchants of similar size, including credit product offerings.

ARTICLE VI

MERCHANT REPRESENTATIONS AND WARRANTIES

Section 6.1 **General Representations and Warranties.**

Merchant represents and warrants to Household as of the Effective Date and throughout the term of this Agreement the following:

(a)   It has full corporate or other power and authority to enter into this Agreement; that all corporate or other action required under any organization documents to make this Agreement binding and valid upon Merchant according to its terms has been taken; and that this Agreement is and will be binding, valid and enforceable upon Merchant according to its terms (except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other laws relating to or affecting creditors' rights generally and by general equity principles).

(b)   Neither (i) the execution, delivery and performance of this Agreement, nor (ii) the consummation of the transactions contemplated hereby will constitute a material violation of law or a material violation or default by Merchant under its articles of incorporation, bylaws or any organization documents, or any material agreement or contract, and no authorization of any governmental authority is required in connection with the performance by Merchant of its obligations hereunder.

(c)   It has and will retain all licenses required by local or state law to conduct its business and to perform its obligations under this Agreement.

Section 6.2   **Representations and Warranties Regarding Card Sales and Applications.**

(a)   Merchant represents and warrants to Household as of the Effective Date and throughout the term of this Agreement the following:

(b)   Each Card Sale will arise out of a bona fide sale of Goods by Merchant and will not involve the use of the Card for any other purpose.

(c)   Each Card Sale will be to a consumer for personal, family, or household purposes.

(d)   Cardholder applications will be available to the public (i) without regard to race, color, religion, national origin, sex, marital status, disability or age (provided the applicant has the capacity to enter into a binding contract) and (ii) not in any manner which would discriminate against an applicant or discourage an applicant from applying for the Card on the basis of race, color, religion, national origin, sex, marital status, disability or age (provided the applicant has the capacity to enter into a binding contract).

<center>ARTICLE VII</center>

<center>HOUSEHOLD REPRESENTATIONS AND WARRANTIES</center>

Section 7.1   **General Representations and Warranties.**

Household represents and warrants to Merchant as of the Effective Date and throughout the term of this Agreement the following:

(a)   It has full corporate or other power and authority to enter into this Agreement; that all corporate or other action required under any organization documents to make this Agreement binding and valid upon Household according to its terms has been taken; and that this Agreement is and will be binding, valid and enforceable upon Household according to its terms (except as such enforcement may be limited by bankruptcy, insolvency, reorganization, moratorium, receivership, conservatorship and other laws relating to or affecting creditors' rights generally and by general equity principles).

(b)   Neither (i) the execution, delivery and performance of this Agreement, nor (ii) the consummation of the transactions contemplated hereby will constitute a material violation of law or a material violation or default by Household under its articles of incorporation, bylaws or any organization documents, or any material agreement or contract, and no authorization of any governmental authority is required in connection with the performance by Household of its obligations hereunder.

(c)   It has and will retain all licenses required by local, state or federal law to conduct its business and to perform its obligations under this Agreement.

(d)   Household's administration of the credit of the Program shall be conducted without regard to race, color, religion, national origin, sex, marital status, disability or age (provided the applicant has the capacity to enter into a binding contract) and (ii) not in any manner which would discriminate against a Cardholder or an applicant or potential applicant for the Card on the basis of race, color, religion, national origin, sex, marital status, disability or age (provided the applicant has the capacity to enter into a binding contract).


ARTICLE VIII

CHARGEBACKS TO MERCHANT


Section 8.1   Right to Chargeback.

Any Sales Slip or Card Sale is subject to Chargeback under any one or more of the following circumstances, and thereupon the provisions of Section 8.2 below shall apply:

(a)   the application or Sales Slip is missing or the application or any required information on the application or the Sales Slip or any required information on the Sales Slip is illegible or incomplete; the Sales Slip or application is not executed by the Cardholder;

(b)   an Authorization is not obtained from the Authorization Center;

(c)   a valid Authorization number is not correctly and legibly entered on the Sales Slip;

(d)   the Sales Slip is a duplicate of a Sales Slip previously paid;

(e)   the price of the Goods shown on the Sales Slip differs from the amount shown on the Cardholder's copy of the Sales Slip (provided, however, that in such instance, the amount of the Chargeback shall be limited to the amount of the positive difference only);

(f)   Household reasonably determines that Merchant has breached or failed to satisfy, any term, condition, covenant, warranty, or other provision of this Agreement in connection with a Sales Slip, Card Sale or the transaction to which it relates, or an application for a Card or the opening of an Account;

(g)   the Sales Slip, application, Cardholder Agreement or Card Sale is fraudulent or is subject to any claim of illegality, cancellation, rescission, avoidance or offset for any reason whatsoever, including, without limitation, negligence, fraud, misrepresentation, or dishonesty on the part of the customer (provided, however, that Merchant shall not be liable for, and no Sales Slip or Card Sale shall be subject to a Chargeback from, any such negligence, fraud, misrepresentation or dishonesty on the part of the customer if Merchant shall have complied with Sections 5.5, 5.6 and 5.7) or Merchant or its agents, employees, licensees, or franchisees;

(h)   the related transaction is not a bona fide transaction in Merchant's ordinary course of business;

(i)   the Cardholder in good faith, disputes or denies the Card Sale or other Card transaction, the execution of the Sales Slip, application, or Cardholder Agreement;

(j)   the Cardholder in good faith disputes or denies the delivery, quality, or performance of the Goods;

(k)   the Cardholder has not authorized the Card Sale;

(l)   Cardholder alleges that a credit adjustment was requested and refused or that a credit adjustment was issued by Merchant but not posted to the Account due to Merchant's failure to submit the Credit Slip to Household;

(m)   Merchant ships Goods to an address that does not match Household's billing address and the Cardholder denies that the Goods were received; or Merchant fails to deliver to Household the Sales Slip, Credit Slip, application or other records of the Card transaction within the time periods required in this Agreement.

Section 8.2   **Resolution and Payment.**

Merchant is required to resolve any dispute or other of the circumstances described above in Section 8.1 to Household's reasonable satisfaction within thirty (30) days of receipt of written notice of Chargeback or Merchant shall pay to Household the full amount of each such Sales Slip or Card Sale subject to Chargeback or the portion thereof designated by Household, as the case may be, plus the finance charges thereon, the Merchant Participation Fees paid to Merchant for each such Sales Slip, and other fees and charges provided for in the Cardholder agreement. Household shall provide to Merchant a monthly statement and related reports in sufficient detail to allow Merchant to identify the underlying transactions. Upon Chargeback to Merchant of a Sales Slip or Card Sale, Merchant shall bear all liability and risk of loss associated with such Sales Slip, Card Sale or Account, or the applicable portion thereof, without warranty by, or recourse or liability to, Household. Household may deduct amounts owed to Household under this Section from any amounts owed to Merchant under this Agreement. Household shall be entitled to recover reasonable attorney fees incurred by Household to collect any Chargeback amounts permitted under this Agreement due Household which are not paid by Merchant in accordance with the terms of the Agreement.

ARTICLE IX

TRANSMISSION AND RECORDS

Section 9.1   **Transmission of Data.**

Merchant shall transmit to Household, by electronic transmission or other form of transmission designated by Household all data required by this Agreement to appear on Sales Slips and Credit Slips. All data transmitted shall be in a medium, form and format mutually agreed to by the parties and shall be presorted according to Household's instructions. Any errors in such data or in its transmission shall be the sole responsibility of Merchant. The means of transmission indicated above in this Section shall be the exclusive means utilized by Merchant for the transmission of Sales Slip, Credit Slip and in-store payment transaction data to Household.

Section 9.2   Receipt of Transmission.

Upon successful receipt of any transmission, Household shall accept such transmission and pay Merchant in accordance with this Agreement, subject to subsequent review and verification by Household and to all other rights of Household and obligations of Merchant as set forth in this Agreement. If data transmission is by tape, Merchant agrees to deliver upon demand by Household a duplicate tape of any prior tape transmission, if such demand is made within forty-five (45) days of the original transmission.

Section 9.3   Records.

Merchant shall maintain the actual paper Sales Slips, Credit Slips, and other records pertaining to any transaction covered by this Agreement for such time and in such manner as Household or any law or regulation may require. Merchant acknowledges that Household currently retains copies of Sales Slips, Credit Slips and other transaction documents for four (4) years. Merchant shall make and retain for at least one (1) year legible copies of both sides of such actual paper Sales Slips, Credit Slips or other transaction records. Any transaction which is the subject matter of a customer dispute or return after such one year period shall be subject to a Chargeback if the underlying Sales Slips, Credit Slips or other transaction records are missing. Within ten (10) days, or such earlier time as may be required by Household, of receipt of Household's request, Merchant shall provide to Household copies of the actual paper Sales Slips, Credit Slips or other transaction records, any other documentary evidence available to Merchant and reasonably requested by Household to meet its obligations under Applicable Law (including its obligations under the Fair Credit Billing Act) or otherwise to respond to questions, complaints, lawsuits, counterclaims or claims concerning Accounts or requests from Cardholders, or to enforce any rights Household may have against a Cardholder, including, without limitation, litigation by or against Household, collection efforts and bankruptcy proceedings, or for any other reason. In the event Merchant fails to comply in any respect with the provisions of this Section 9.3, Household may process a Chargeback for each Card Sale involved pursuant to Article 8 above. Promptly upon termination of this Agreement or upon the request of Household, Merchant will provide Household with all original copies of documents required to be retained under this Agreement.

ARTICLE X

INDEMNIFICATION

Section 10.1 **Indemnification by Merchant.**

Merchant shall be liable to and shall indemnify and hold harmless Household and its Affiliates and their respective officers, employees, agents and directors from any claims, complaints or out-of-pocket losses, damages, costs and expenses (including, without limitation, reasonable attorneys' fees and expenses) (collectively "Losses") incurred by Household or any Affiliate of Household or their respective officers, employees, agents and directors arising out of: (i) Merchant's actual or alleged failure to comply with its obligations under this Agreement; (ii) any lawsuit, legal proceeding, arbitration proceeding, claim, dispute, complaint or setoff by a Cardholder made in good faith with respect to anything done or not done by Merchant in connection with Card Sales, Card transactions, credits or a Cardholder's Account; (iii) anything done or not done by Merchant in connection with the furnishing of any Goods purchased by Cardholders; (iv) the death or injury to any person or the loss, destruction or damage to any property arising out of anything done or not done by Merchant in connection with the design, manufacture or furnishing by Merchant of any Goods purchased by Cardholders; (v) any claim or complaint of a third party or governmental agency in connection with Merchant's advertisements and promotions relating to the Card, credit terms or credit products which have not been approved by Household; (vi) any illegal or improper conduct of Merchant or its employees or agents in connection with any of the transactions contemplated by this Agreement; and (vii) any lawsuit, legal proceeding, arbitration proceeding, claim, dispute or complaint by a consumer made in good faith or any lawsuit, legal proceeding or inquiry by a governmental agency that Merchant has violated the Equal Credit Opportunity Act, Truth in Lending Act, or any other Applicable Laws. Household may deduct any amounts incurred by Household under this Section from amounts owed Merchant under this Agreement. In no case shall Merchant be liable for Losses resulting from Household's gross negligence or willful misconduct.

Section 10.2 **Indemnification by Household.**

Household shall be liable to and shall indemnify and hold harmless Merchant and its subsidiaries or Affiliates and their respective officers, employees, agents and directors from any Losses incurred by Merchant or any subsidiary or Affiliate of Merchant or their respective officers, employees, agents and directors arising out of (i) Household's actual or alleged failure to comply with its obligations under this Agreement; (ii) any lawsuit, legal proceeding, arbitration proceeding, claim, dispute or complaint or set-off by a Cardholder made in good faith resulting from anything done or not done by Household in connection with such Cardholder, Card Sale transactions, credits, or Cardholder's Account; (iii) any illegal or improper conduct of Household, or its employees or agents with respect to the Card, a Card Sale, an Account or any other matters relating to the Program; (iv) any lawsuit, legal proceeding, arbitration proceeding, claim, dispute, complaint or setoff by a consumer made in good faith or any lawsuit, legal proceeding or inquiry by a governmental agency resulting from a violation by Household, with respect to the application/agreement, of the Equal Credit Opportunity Act, Truth in Lending Act or any other Applicable Laws; and (v) any lawsuit, legal proceeding, arbitration proceeding, claim, dispute or complaint of any third party or governmental agency made in good faith in connection with advertisements and promotions prepared by Household relating to the Card, credit terms or credit products. Notwithstanding the foregoing, the indemnification by Household shall not apply to any claim or complaint relating to the failure of Merchant to resolve a billing inquiry or dispute with a Cardholder relating to Goods or services purchased on the Card where such failure was not caused by Household.

Section 10.3   Notice of Claim.

Except as otherwise expressly provided herein, the procedures to be followed as to notice of claims, selection of counsel, settlement of claims and subrogation with respect to the indemnifications set forth in this Article 10 shall be the same as the provisions set forth in the Purchase and Sale Agreement in Section 7.3 thereof, which provisions shall be incorporated herein in their entirety and shall be subject to the survival provisions therein.


ARTICLE XI

TERM AND TERMINATION


Section 11.1   Term.

This Agreement shall be effective as of the Effective Date and shall remain in effect through January 31, 2008 ("Term") unless and until earlier terminated as provided herein. The termination of this Agreement shall not affect the rights and obligations of the parties with respect to transactions and occurrences that take place prior to the effective date of termination, except as otherwise provided herein.

Section 11.2   Termination.

This Agreement may be terminated:

(a)   by the non-breaching party upon material breach by a party of its obligations or any warranty or representation under this Agreement; provided that the non-breaching party shall have given the party in material breach written notice and the breaching party shall not have cured such breach within thirty (30) days of its receipt of such notice;

(b)   by Household upon written notice to Merchant if the aggregate dollar amount of all Sales Slips subject to Chargeback in any monthly billing cycle exceeds 5% of the total net balances of all Accounts at the end of such monthly billing cycle;

(c)   by Household or Merchant upon written notice to the other in the event the other party shall elect to wind up or dissolve its operation or is wound up and dissolved; becomes insolvent or repeatedly fails to pay its debts as they become due; makes an assignment for the benefit of creditors; files a voluntary petition in bankruptcy, or for reorganization or is adjudicated as bankrupt or insolvent; or has a liquidator or trustee appointed over its affairs;

(d)   by Household upon written notice to Merchant (i) if Merchant suspends or goes out of business or substantially reduces its business operations or sends a notice of a proposed bulk sale of all or a substantial part of its business; or (ii) if the dollar volume of Card Sales generated by Merchant is below $240,000,000 in any fiscal year of Merchant on a annual basis and such shortfall is not a result of a material reduction in (A) application approval rates during such period or (B) aggregate Cardholder "open to buy" or (C) any combination of both (A) and (B); or (iii) if Household has reasonably established that Merchant, its agents or employees have engaged in any material fraudulent activity in that connection with any of the transactions contemplated by this Agreement;

(e)   by Merchant upon written notice to Household if Household suspends or goes out of business or substantially reduces its business operations.

Section 11.3   Change in Law.

If, in the parties' reasonable judgment, any Applicable Law requires that this Agreement or either party's rights or obligations hereunder be amended, modified, waived or suspended in any material respect, including, without limitation, the amount of finance charges or fees that may be charged or collected or the interest rate that may be charged on purchases with the Card, the parties shall negotiate in good faith to execute any such required amendment, modification or waiver; provided, however, that if the parties are unable to agree on any such amendment, modification or waiver within ninety (90) days, [this Agreement shall terminate at no fault of either party.

Section 11.4   Reimbursement of Unearned Prepaid Program Fee.

The Unearned Prepaid Program Fee shall initially be the Prepaid Program Fee. At the beginning of each calendar month commencing after the Closing Date, the Unearned Prepaid Program Fee shall be reduced by an amount equal to:

(i)   the Unearned Prepaid Program Fee prior to this adjustment divided by,

(ii)   the number of calendar months remaining in the Amortization Period (which number shall include the calendar month that has just begun).

In the event of the termination of this Agreement for any reason (other than a termination caused by a Household breach (under Section 11.2(a)), dissolution, winding up, insolvency or bankruptcy of Household (under Section 11.2(c)) or a change in Household's business operations (under Section 11.2(e)), Merchant shall pay to Household the then applicable Unearned Program Fee relating to periods after the effective date of such termination calculated in accordance with this Section 11.4.

Section 11.5   Duties and Rights Upon Termination.

Upon termination of this Agreement, Merchant shall promptly submit to Household all Card Sales, Sales Slips, Credit Slips and other transaction documents or data made through the date of termination. In addition, Merchant shall promptly return all computer hardware and software, remote data entry terminals and peripherals and other equipment provided by Household, or an Affiliate thereof, in good working order (ordinary wear and tear excepted) to Household or any Affiliate designated by Household, and Merchant shall de-install from its operating system any program files provided by Household to Merchant and return the same to Household or any Affiliate designated by Household. Household is not liable to Merchant for any direct or consequential damages that Merchant may suffer as a result of Household's termination of this Agreement. The parties agree to fully and completely cooperate with each other in winding up the Program, including but not limited to providing for orderly return of lists, providing for an orderly deconversion and conversion to a successor platform, providing commercially adequate documentation and performing similar tasks.

Section 11.6   Purchase Requirements.

(a)   Upon termination of this Agreement pursuant to Sections 11.1 or 11.2, Merchant, and its successors and assigns, shall, at either party's request, purchase or arrange the purchase by a third party of the Accounts outstanding on the effective date of such termination, without recourse to Household and without representations or warranty, express or implied. The purchase price shall be 100% of the Indebtedness in respect of the outstanding Accounts, plus Accrued Interest (as defined in the Purchase and Sale Agreement) and fees from the last billing cycle through the date of such purchase of the Accounts. Merchant shall notify Household (i) in the case of a termination under Section 11.1, no less than one-hundred and twenty (120) days prior to the effective date of termination or (ii) in the case of a termination under Section 11.2 (a "Section 11.2 Termination"), within thirty (30) days of the effective date of termination, of its intention to purchase the Accounts. The purchase of the Accounts contemplated hereby shall be consummated no later than one-hundred and twenty (120) days (or one-hundred and fifty (150) days in the case of a Section 11.2 Termination) after the effective date of termination of this Agreement and shall be under other terms and conditions as are commercially reasonable to Household and Merchant.

(b)   If the purchase of the Accounts contemplated in subsection (a) above is not consummated within one-hundred and twenty (120) days (or one-hundred and fifty (150) days in the case of a Section 11.2 Termination) from the effective date of termination, and unless Household agrees to extend such time period, Merchant shall have no further rights to purchase the outstanding Accounts. In any event, commencing on the effective date of termination of this Agreement, Merchant shall pay to Household, monthly, within ten (10) days of Household's request, a liquidation fee in the amount of $2.00 per month per statemented and active Account outstanding as of the effective date of termination of this Agreement (i) if a purchase of the Accounts as contemplated in subsection (a) above is consummated, until such purchase is consummated and Household is paid the purchase price in full, or (ii) if no purchase of the Accounts as contemplated in subsection (a) above is consummated, until such time as the statemented and active Accounts and related Indebtedness outstanding as of such effective date of termination (i) are liquidated and such liquidation price is paid in full or (ii) otherwise no longer meet the definition of "Account" (as defined in the Purchase and Sale Agreement).

Section 11.7   Survival.

The terms and provisions of Articles 6, 7, 8, 10, 11 and Sections 12.3, 12.4 (indemnification provisions only), 12.6, 12.21, 12.22 and 12.23 shall survive termination of this Agreement until the first anniversary of such termination.


ARTICLE XII

MISCELLANEOUS


Section 12.1   Merchant Financial Information.

Household may review on a quarterly basis Merchant's financial stability. To assist Household in doing this, in the event Merchant ceases to be publicly traded and ceases to make periodic filings with the Securities and Exchange Commission, Merchant shall deliver to Household (i) in the case of the first three fiscal quarterly financial statements, no later than 45 days after the end of each fiscal quarter, and (ii) in the case of the fourth fiscal quarter and fiscal year end financial statements, no later than 90 days after the end of each fiscal year, a financial statement certified by a duly authorized officer or representative of Merchant with knowledge of the accuracy of the information contained therein, including, without limitation, all footnotes required for Securities and Exchange Commission reporting. Merchant warrants and represents that the financial statements and reports submitted to Household by or on behalf of Merchant are true and accurate in all material respects and to the best of Merchant's knowledge as of the preparation date and Merchant further agrees to supply such additional financial information as Household may reasonably request from time to time. Merchant understands that Household may verify the information on any financial statement or other information provided by Merchant and, from time to time, may seek credit and other information concerning Merchant from others and may provide financial and other information regarding the portfolio to its Affiliates or to others for purposes of its asset securitizations and sales.

Section 12.2   Cardholder Account Information.

Merchant shall not sell, provide, or exchange Account information in the form of imprinted Sales Slips, carbon copies of imprinted Sales Slips, mailing lists, tapes or other media obtained by reason of a Card transaction to any third party other than to Merchant's employees or agents for the purpose of assisting Merchant in its business with Household or pursuant to a government request. Household shall not sell, provide or exchange Account information in the form of mailing lists, tapes or other media obtained by reason of this Agreement to any third party, except as agreed herein or by the parties or as permitted by law. Merchant may use the Cardholder List for marketing purposes and in accordance with this Agreement. Household may share Account and Cardholder Information with its Affiliates as permitted by law. Except as provided herein and as necessary to carry out obligations hereunder, the Cardholder List will not be sold, transferred, or otherwise used or exchanged by either party without the prior written consent of the other party.

Section 12.3   Securitization.

Household shall have the right to securitize the portfolio or any part thereof by itself or as part of a larger offering at any time. However, Household shall not securitize the Accounts in any manner that may encumber Merchant's, or its third party designee's, right to purchase the Accounts upon termination. Household shall pay any costs and expenses, including reasonable attorneys' fees, incurred in connection with any early termination or prepayment of such securitization.

Section 12.4   Limited License.

During the term of this Agreement, Merchant hereby authorizes Household for purposes of this Agreement to use Merchant's Proprietary Designations on the Cards, applications, periodic statements, billing statements, collection letters or documents, promotional or advertising materials relating to Accounts and otherwise in connection with the Program, subject to Merchant's periodic review of such use and such specifications of Merchant. Merchant shall also have a prior right of approval over the presentation of the Proprietary Designations on any and all Card designs. To the best of Merchant's knowledge, Merchant represents and warrants that it has obtained appropriate federal trademark registrations or appropriate common law rights to protect its interest in the use and ownership of its Proprietary Designations. Merchant shall, indemnify, defend and hold Household harmless from any out-of-pocket loss, damage, expense or liability arising from any claims of alleged infringement of its Proprietary Designations (including reasonable attorneys' fees and costs). Merchant may not use any name or service mark of Household or any of its Affiliates in any manner without the prior written consent of Household.

Section 12.5   Material Inducement.

Merchant acknowledges and agrees that Household is specifically relying on the agreements, representations, warranties and waivers contained herein and that such agreements, representations warranties and waivers constitute a material inducement to Household to accept this Agreement and to enter into the transactions contemplated herein.

Section 12.6   Confidentiality.

Except as specifically provided herein, the provisions with respect to Confidential Information shall be the same as the provisions set forth in Section 6.5 of the Purchase and Sale Agreement, which provisions shall be incorporated herein in their entirety and shall be subject to the survival provisions therein.

Section 12.7   Information Security.

Each party has developed, implemented, and will maintain effective information security policies and procedures that include administrative, technical and physical safeguards which will a) ensure the security and confidentiality of confidential information provided to it hereunder, b) protect against anticipated threats or hazards to the security or integrity of such confidential information, and c) protect against unauthorized access or use of such confidential information.

All Merchant and/or Household personnel handling such confidential information have been appropriately trained in the implementation of the party's information security policies and procedures. Each party regularly audits and reviews its information security policies and procedures to ensure their continued effectiveness and determine whether adjustments are necessary in light of circumstances including, without limitation, changes in technology, customer information systems or threats or hazards to confidential information.

Section 12.8 **Privacy.**

Neither Merchant nor Household shall make any unauthorized disclosure of or use any personal information of individual consumers which it receives from the other party or on the other party's behalf other than to carry out the purposes for which such information is received or in compliance with the GLBA Privacy Law and Merchant's own privacy policies. Each of Merchant and Household shall comply, to the extent applicable, with all privacy, consumer protection and other laws and regulations, including, without limitation, the GLBA Privacy Law. Each of Merchant and Household shall adopt and maintain a comprehensive privacy policy with respect to its handling of the personal information of individual consumers submitted by such consumers to Merchant via the Internet that complies with the GLBA Privacy Law. Each of Merchant and Household shall comply in all respects with the provisions of such privacy policy.

Section 12.9 **Change in Ownership.**

Merchant agrees to send Household at least thirty (30) days' prior written notice of any change in Merchant's name or location, any material change in ownership of Merchant's business or any change in Sales Slip or Credit Slip information concerning Merchant.

Section 12.10 **Nonwaiver.**

Merchant's liability under this Agreement, including, without limitation, its liability under Article 8 above, shall not be affected by any settlement, extension, forbearance, or variation in terms that Household may grant in connection with any Sales Slip or Account or by the discharge or release of the obligations of the Cardholder(s) or any other person by operation of law or otherwise. Household and Merchant hereby waive any failure or delay on the other party's part in asserting or enforcing any right that a party may have at any time under this Agreement or under any Account.

Section 12.11 **Status of the Parties.**

In performing their responsibilities pursuant to this Agreement, Household and Merchant are in the position of independent contractors, and in no circumstances shall either party be deemed to be the partner, agent or employee of the other. This Agreement is not intended to create, nor does it create and shall not be construed to create, a relationship of principal and agent, partner or joint venturer or an association for profit between Household or Merchant. Any amounts ever owing by Merchant or Household pursuant to this Agreement represent contractual obligations only and are not a loan or debt.

Section 12.12 Force Majeure.

Neither party to this Agreement shall be liable to the other by reason of any failure in performance of this Agreement in accordance with its terms if such failure arises out of a cause beyond the control and without the fault or negligence of such party. Such causes may include but are not limited to acts of God, of the public enemy or of civil or military authority, unavailability of energy resources, system or communication failure, delay in transportation, fires, strikes, riots or war. In the event of any force majeure occurrence, the disabled party shall use its best efforts to meet its obligations as set forth in this Agreement.

Section 12.13 Additional Products and Services.

Household and/or any of its Affiliates may, subject to the limitations set forth below, at any time, whether during or after the term of this Agreement and whether the Accounts are owned by Household, solicit Cardholders for any types of financial or insurance services or products (other than credit cards) offered by Household and/or any of its Affiliates; provided, however, that (i) Household can not contact any individual Cardholder more than six (6) times per year via direct mailing or more than one (1) time per calendar quarter via direct telephone contacts; (ii) nothing in this Section shall preclude Household from contacting Cardholders whose information Household has obtained from sources other than from Merchant's list, and (iii) Household may not use Gottschalks name in any such communication.

Section 12.14 Notices.

All notices required or permitted by this Agreement shall be in writing and shall be sent to the respective parties as follows:

if to Household:

    Attn.: President
    Household Retail Services
    2700 Sanders Road
    Prospect Heights, Illinois 60070

Copy to:

    Attn.: General Counsel
    Household Retail Services Law Department
    2700 Sanders Road
    Prospect Heights, Illinois 60070

if to Merchant:

    Attn: Chief Financial Officer
    Gottschalks Inc.
    7 River Park Place East
    Fresno, California 93720

Copy to:

Attn.: General Counsel
Gottschalks Inc.
7 River Park Place East
Fresno, California 93720

Copy to:

Attn: Daniel F. Passage
O'Melveny & Myers LLP
400 South Hope Street
Los Angeles, California 90071

Said notices shall be deemed to be received when sent to the above addresses (i) upon five (5) Business Days after deposit in the U.S. first class mail with postage prepaid, (ii) upon personal delivery, or (iii) upon receipt by telex, facsimile, or overnight/express courier service or mail.

Section 12.15 <u>Amendments and Supplementary Documents</u>.

Reference herein to "this Agreement" shall include any schedules, appendices, exhibits, and amendments hereto. Either party may amend this Agreement upon ten (10) days' prior written notice to the other if such modification is reasonably determined by such party to be required by any state or federal law, rule, regulation, governmental or judicial order, opinion, interpretation or decision. Any amendment or modification to this Agreement must be in writing and signed by a duly authorized officer of Household and Merchant to be effective and binding upon the parties; no oral amendments or modifications shall be binding upon the parties.

Section 12.16 <u>Assignment</u>.

This Agreement is binding upon the parties and their successors and assigns. Except as set forth below Merchant may not assign this Agreement without the prior written consent of Household which consent shall not be unreasonably withheld. Any purported assignment without such consent shall be void. Notwithstanding the above, Merchant may without Household's consent assign this Agreement to its parent, any subsidiary or Affiliate, or to any entity which acquires substantially all of Merchant's assets or a majority of its voting stock, provided that such entity shall not be a direct or indirect competitor of Household and shall as reasonably determined by Household, be financially capable of fulfilling Merchant's obligations hereunder. Household may without Merchant's consent assign this Agreement or any of the rights or obligations hereunder to any Affiliate of Household at any time. In the event of such assignment, the assignee shall have the same rights, remedies and obligations as Household under this Agreement.

Section 12.17 Nonwaiver and Extensions.

Neither party shall by any act, delay, omission, or otherwise be deemed to have waived any or its rights or remedies hereunder. Each party agrees that the other's failure to enforce any of its rights under this Agreement shall not affect any other right of Household or the same right in any other instance. Household and Merchant hereby waive any failure or delay on the other party's part in asserting or enforcing any right that a party may have at any time under this Agreement or under any Account.

Section 12.18 Rights of Persons Not a Party.

This Agreement shall not create any rights on the part of any person or entity not a party hereto, whether as a third party beneficiary or otherwise.

Section 12.19 Section Headings.

The headings of the sections of this Agreement are for reference only, are not a substantive part of this Agreement and are not to be used to affect the validity, construction or interpretation of this Agreement or any of its provisions.

Section 12.20 Integrations.

This Agreement contains the entire agreement between the parties. There are merged herein all prior oral or written agreements, amendments, representations, promises and conditions in connection with the subject matter hereof. Any representations, warranties, promises or conditions not expressly incorporated herein shall not be binding on Household.

Section 12.21 Governing Law/Severability.

This Agreement and the Fee Letter shall be governed by and construed in accordance with the laws of the State of New York. If any provision of this Agreement is contrary to Applicable Law, such provision shall be deemed ineffective without invalidating the remaining provisions hereof.

Section 12.22 WAIVER OF JURY TRIAL.

HOUSEHOLD AND MERCHANT HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVE ANY RIGHT TO A TRIAL BY JURY IN ANY ACTION, SUIT, PROCEEDING OR COUNTERCLAIM CONCERNING ANY RIGHTS UNDER THIS AGREEMENT, ANY RELATED DOCUMENT OR UNDER ANY OTHER DOCUMENT OR AGREEMENT DELIVERED OR WHICH MAY IN THE FUTURE BE DELIVERED IN CONNECTION HEREWITH OR THEREWITH, OR ARISING FROM ANY RELATIONSHIP EXISTING IN CONNECTION WITH THIS AGREEMENT, AND AGREE THAT ANY SUCH ACTION, SUIT, PROCEEDING OR COUNTERCLAIM SHALL BE TRIED BEFORE A COURT AND NOT BEFORE A JURY; THIS PROVISION IS A MATERIAL INDUCEMENT FOR HOUSEHOLD AND MERCHANT ENTERING INTO THIS AGREEMENT.

Section 12.23 Dispute Resolution.

(a)   All Disputes shall be resolved in accordance with this Section 12.23. Notwithstanding anything to the contrary herein contained, the parties agree that the provisions of this Section 12.23 shall in no way require that Household to in advance seek or obtain dispute resolution of (i) any changes it makes to the credit terms of the Program as provided in Sections 4.1, 4.2, 4.3 or 4.4; or (ii) subject to Section 11.3, any changes Household is required or obligated by law or regulation to make. The parties further agree that nothing in this Section 12.23 is intended to prevent the parties from implementing the processes or following the procedures set forth in this Agreement, including without limitation the ability to process Chargebacks or request indemnification; provided, however, that the parties agree that any Dispute arising from a final determination of such processes or procedures shall be subject to the provisions of this Section 12.23.

(b)   The parties agree to communicate with each other to achieve informal resolution of all Disputes that may arise under this Agreement. However, if such communication does not resolve such Dispute, the matter in dispute will be subject to the dispute resolution provisions set forth in this Section 12.23. The party that desires to initiate the dispute resolution shall notify the other party in writing of the nature and details of the Dispute (the "Dispute Notice"). Within thirty (30) days from the date of delivery of the Dispute Notice, a face to face meeting of one or more principal officers of each party shall be held at a mutually convenient time and location to negotiate a resolution of the Dispute. If negotiation does not resolve the matter, the parties agree to submit the matter to mediation within forty (40) days from the date of delivery of the Dispute Notice. The mediation shall be administered in accordance with American Arbitration Association's Commercial Mediation Rules. The mediator will not have power to decide the Dispute, but will use mediation techniques to assist the parties in reaching a resolution. The costs of such mediation shall be shared equally by the parties. If the Dispute is not resolved by negotiation or mediation within fifty (50) days of delivery of the Dispute Notice, the parties agree to submit the matter in dispute to binding arbitration which shall be conducted before JAMS/Endispute, Inc. ("JAMS") in accordance with the rules and regulations promulgated by JAMS as in effect at the time of the commencement of the arbitration.

(c)   The arbitration shall be held before a single arbitrator acceptable to the parties . If the parties cannot agree on a single arbitrator, then (i) each party shall choose one arbitrator and (ii) a third arbitrator shall be chosen by the other two arbitrators; provided, that each arbitrator chosen under (i) and (ii) above shall not be an Affiliate of any party to such arbitration (the "Arbitrator(s)"). The Arbitrator(s) shall be bound by the terms of this Agreement. Any award made by the Arbitrator(s) shall be binding on the parties. Notwithstanding the foregoing provisions, either party at any time may require that a matter in dispute be submitted directly to arbitration, irrespective of whether negotiation or mediation has been attempted or completed.

(d)   Such arbitration shall be held at New York, New York.

(e)   The Arbitrator(s) shall have the authority, taking into account the parties' desire that any arbitration proceeding hereunder be reasonably expedited and efficient, to permit the parties to conduct discovery. Any such discovery shall be (i) guided generally by and be no broader than permitted under the United States Federal Rules of Civil Procedure and (ii) subject to the Arbitrator and the parties entering into a mutually acceptable confidentiality agreement.

(f)   The Arbitrator's or Arbitrators' decision and award in any such arbitration shall be made and delivered within 120 days of the date on which such arbitration proceedings commenced.

(g)   The Arbitrator's or Arbitrators' decision shall be in writing and shall be as brief as possible and will include the basis for the Arbitrator's decision. A record of the arbitration proceeding shall be kept.

(h)   Judgment on the Award rendered by the Arbitrator(s) may be entered in any court having jurisdiction thereof.

(i)   The Arbitrator shall have the power but not the obligation to award to the party it deems to have prevailed, all or a portion of the costs of the arbitration (including, transcripts, room rental fees and fees and expenses of the Arbitrator(s) and JAMS, and the reasonable legal fees, costs and disbursements of the prevailing party thereto); provided, that if court proceedings to stay litigation or compel arbitration are necessary, the non-prevailing party in such proceedings shall pay all reasonable costs, expenses, and attorney's fees incurred in connection with such court proceeding.

(j)   The parties hereto acknowledge and agree that this Section 12.23 shall not limit the right of any party to seek from a court of competent jurisdiction any equitable relief with respect to the Dispute to which such party may otherwise be entitled, including, without limitation, specific performance or injunctive or other relief.

(k)   The parties agree to participate in any arbitration in good faith.

Section 12.24 <u>Not a Partnership</u>.

The parties to this Agreement do not intend to enter into a partnership for federal, state, local or foreign tax, accounting or legal purposes and will not take a position with any government authority or otherwise inconsistent with such intent.

IN WITNESS WHEREOF, Household and Merchant have caused their duly authorized representatives to execute this Agreement as of the date set forth above.

HOUSEHOLD BANK (SB), N.A.

By: /s/ Richard C. Klesse

Title: Vice President

GOTTSCHALKS INC.

By: /s/ James Famalette

Title: President & CEO

Exhibit A

AGREEMENT FOR ENTITLEMENT TO REFUND, DEDUCTION OR CREDIT UNDER
SECTION 6055, CALIFORNIA REVENUE AND TAXATION CODE

This Agreement for Entitlement to Refund, Deduction or Credit Under Section 6055 of the California Revenue and Taxation Code ("Agreement") is entered into by and between Household Bank (SB), N.A. and Gottschalks Inc, on behalf of itself, its subsidiaries, affiliates and assignees.

1. Definitions. The following terms are defined as follows:

(a) "Retailer" means Gottschalks Inc. with its principal place of business at 7 River Park Place East, Fresno, California 93720) and all of its subsidiaries, affiliates and assignees. The Retailer's California seller's permit number is _____.

(b) "Lender" means Household Bank (SB), N.A. 1111 Town Center Drive, Las Vegas, NV 89144, (702) 243-1000. The Lender's California account number is SL EH 100-122118.

(c) "Accounts" means any and all California accounts and contracts that are (1) held by the Lender pursuant to the Lender's contract(s) with the Retailer who reported the tax, including, but not limited to, the merchant agreement between the Retailer and the Lender, as amended, (2) created between the Retailer and its retail customers which are or have been assigned directly from the Retailer to the Lender, or (3) which are or have been acquired by the Lender from the Retailer pursuant to an agreement directly with the Retailer who reported the tax.

2. Blanket Assignment of the Retailer's Rights and Interests in Accounts. The Retailer and the Lender agree that all of the rights and interests of the Retailer in any and all Accounts, whether currently in existence or created in the future, including the right to claim sales tax refunds, deductions or credits, are irrevocably assigned, transferred and relinquished to the Lender.

3. Entitlement to Tax Refund or Deduction on Accounts. The Retailer and the Lender agree that the Lender is the party entitled to claim any potential sales tax refunds or deductions as a result of bad debt losses charged off by the Lender on any and all Accounts currently existing or created in the future. The Retailer agrees that it has not and will not claim a deduction or refund with respect to any Accounts currently existing or created in the future and hereby relinquishes to the Lender all rights to the Accounts and all rights to claim such deductions or refunds.

4. Election Pursuant to Section 6055(b)(4), California Revenue and Taxation Code. The Retailer and the Lender hereby make an irrevocable election pursuant to Section 6055(b)(4), California Revenue and Taxation Code, that designates and entitles the Lender (and not the Retailer) to claim the deduction or refund provided under Section 6055(b), California Revenue

and Taxation Code, with respect to any Accounts found worthless and charged off for income tax purposes. The effective date of this election is January 31, 2003.

5. <u>Payment of Sales Tax</u>. The Retailer represents and warrants that it reported the tax on the sale of the property with respect to the Accounts, and that it will report the tax on the sale of the property with respect to future Accounts.

6. <u>Confidentiality</u>. The Retailer and the Lender acknowledge that the California State Board of Equalization may disclose relevant confidential information to all parties involved in order to evaluate, support and confirm the deductions or refunds claimed pursuant to Section 6055, California Revenue and Taxation Code.

7. <u>Documentation</u>. The Retailer and the Lender agree to furnish any and all documentation required or requested by the Lender or the California State Board of Equalization that is necessary to support the claim for refund filed by the Lender.

8. <u>Term</u>. This election may not be amended or revoked unless a new election, signed by both the Retailer and the Lender, is filed with the California State Board of Equalization.

9. <u>Filing of Election</u>. The Lender and the Retailer agree that the Lender shall file this Agreement as an election with the California State Board of Equalization pursuant to Section 6055, California Revenue and Taxation Code.

Dated as of the _____ day of _____, _____.

HOUSEHOLD BANK (SB), N.A.   **GOTTSCHALKS INC.**

By: /s/ Richard C. Klesse   By: /s/ James Famalette

Its: Vice President   Its: President & CEO

CREDIT CARD PROGRAM AGREEMENT

BETWEEN

GOTTSCHALKS INC.

AND

HOUSEHOLD BANK (SB), N.A.

Dated as of January 30, 2003

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